John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 23, 2014

Ms. Catherine Courtney Gordon
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds, Inc. (the “Company”) (File Nos. 811-08255 and 333-29289)

Dear Ms. Gordon:

On June 2, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the Toreador International Fund (the “Fund”), a series of the Company, on a Plan of Reorganization to reorganize the Fund into a newly created series of another investment company.

On June 16, 2014, you provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Company is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

General Questions

1.	Comment: Please address the Fund’s use of a proxy statement on Schedule 14A versus a Form N-14 for purposes of solicitation of shareholder vote on the plan of reorganization.

Response:     The Company believes that it is standard industry practice to use a Schedule 14A, as opposed to a Form N-14, when the type of reorganization that is being contemplated is a “shell” reorganization whereby an operating series of a trust reorganizes into a newly created series of another trust that has no assets and operating history (i.e., a “shell”). The Company refers you to a 1992 academic article on reorganizations and acquisitions of investment companies, which was prepared by certain, at the time, staff of the Commission’s Division of Investment Management, and which states on page 236 that

Ms. Catherine Courtney Gordon
U.S. Securities and Exchange Commission
June 23, 2014

“Form N-14 need not be used when the securities issued in the transaction do not represent a new investment, for example, when an existing fund reorganizes into a shell.”[1]

The preliminary note to Rule 145 of the Securities Act of 1933 (Reclassifications of Securities, Mergers, Consolidations and Acquisitions of Assets) provides that “the thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis added). The Company understands that the industry generally views a shell reorganization not to involve the issuance of a new or different security. In a shell reorganization, the investment portfolio of one fund is reorganized into a shell that has had no previous operating history and has no assets. The shareholders receiving new shares issued by the shell fund are receiving exactly the amount and value of shares they held previously in their original fund as the shell fund’s portfolio will be identical to that of the prior fund. In some shell reorganizations, such as that contemplated by the Reorganization, service providers to the shell fund such as the transfer agent, custodian and distributor, other than the investment adviser, may change from service providers to the original fund. Such a change would not cause there to be the issuance of a new or different security. It is important to note that a fund that is part of a multi-series trust may effect changes to the service providers identified above without soliciting shareholder vote.

Questions & Answers

2.
Comment:     On the sixth question in the “Question and Answer” section at the beginning of the proxy statement (i.e., the question posing How will the Reorganization affect the fees and expenses I pay as a shareholder of the Existing Fund?”), please provide in the answer portion how long the Adviser’s agreement to reduce fees will run for.

Response: The Company has revised the disclosure as you have requested.

Reasons for the Reorganization

3.
Comment:     The stated reasons for the reorganization include the realization of economies of scale as one of the reasons. The pro forma fee table notes that the expense ratio is expected to go down following the reorganization. Does the Registrant feel that such a slight reduction is worth the efforts of causing the reorganization?

Response:     The Board of Directors of the Company considered various reasons for the reorganization, one of which was the possibility that economies of scale may occur. Based on their business judgment, the Board of Directors approved the reorganization based on the many factors it considered including the possibilities that economies of scale may occur.

Interested Trustees

[1]	The article was authored by Thomas S. Harman, Chief Counsel; Mary S. Podesta, Associate Director; Max Berueffy, Senior Special Counsel; Kevin M. Broadwater, Attorney; and Robert R. Tait, Attorney.

Ms. Catherine Courtney Gordon
U.S. Securities and Exchange Commission
June 23, 2014

4.	Comment: Please add any Item 5 disclosure relating to shares owned by the Trustees in the Fund.

Response:     The Company has disclosed under the heading “Security Ownership of Management and Certain Beneficial Owners” that as a group, the Directors and officers of the Company owned less than 1% of the outstanding shares of the Fund as of the record date.

*               *               *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively